Nicole C. Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [*].
July 3, 2018
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeff Kauten
Joyce Sweeney

RE:	Endava Limited
Registration Statement on Form F-1
Filed: June 29, 2018
CIK No.: 0001656081
File No. 333-226010
Ladies and Gentlemen:
On behalf of Endava Limited (the “Company”) and in connection with the Company’s Registration Statement on Form F-1 (File No. 333-226010), originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on March 8, 2018 and originally filed with the Commission on June 29, 2018 (the “Registration Statement”), we submit this supplemental letter to the staff (the “Staff”) with respect to the Company’s preliminary estimate of the price range for its initial public offering. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
The Company advises the Staff that the Company currently estimates a preliminary price range of $[*] — $[*] per American Depositary Share, each representing one Class A ordinary share, for its initial public offering (the “Preliminary Price Range”), which Preliminary Price Range takes into account a [*]-for-one share split of the Company’s outstanding share capital (the “Share Split”). The Preliminary Price Range has been determined based upon current market conditions and input received from the lead underwriters, including discussions that took place on June 28, 2018 between senior management and the board of directors of the Company and representatives of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (collectively, the “Representatives”). The Representatives and the Company first discussed the estimated Preliminary Price Range on June 28, 2018. The Company notes that it currently expects to include a $2.00 price range within the Preliminary Price

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM
CONFIDENTIAL TREATMENT REQUESTED BY ENDAVA LIMITED

July 3, 2018 Page 2

Range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the Representatives and further business developments impacting the Company.
The following table summarizes all share options granted by the Company since June 30, 2017, after giving effect to the Share Split:

Grant Date	Number of Shares (#)	Exercise Price per Option (£)	Exercise Price per Option ($)	Fair Value per Option (£)(1)	Fair Value per Option ($)(1)
7/31/17	[*]	[*]	[*]	[*]	[*]
8/16/17	[*]	[*]	[*]	[*]	[*]
9/7/2017(3)	[*]	[*]	[*]	[*]	[*]
9/13/17	[*]	[*]	[*]	[*]	[*]
12/29/17	[*]	[*]	[*]	[*]	[*]
________________________
(1) Calculated using a Black Scholes option pricing model.
(2) Translated to U.S. dollars based on an exchange rate of £1.00 = $1.318636 and after giving effect to rounding.
(3) The Company respectfully advises the Staff that the exercise price per ordinary share is a significant input in the Black Scholes option pricing model used to determine grant date fair value per option. Accordingly, the grant date fair value per share with respect to the September 7, 2017 share option grants was significantly reduced by the increased exercise price of such share options relative to the other share options granted by the Company, which all have a nominal exercise price.
(4) Translated to GBP based on an exchange rate of $1.00 = £.763762 and after giving effect to rounding.
(5) Translated to U.S. dollars based on an exchange rate of £1.00 = $1.352245 and after giving effect to rounding.
A discussion of the general methodology used to determine the fair value of the Company’s ordinary shares for the purposes of the valuation of the share options set forth above is contained in the Registration Statement. Set forth below is additional information with respect to the application of this methodology with respect to each valuation used for the purposes of grants of share options since June 30, 2017.
July 31, 2017, August 16, 2017, September 7, 2017 and September 13, 2017 Share Option Grants
In July 2017, the Company consulted an independent third-party valuation firm in order to help the Company's board of directors value the Company's ordinary shares. The valuation firm advised the Company that it believed the fair value of the Company’s ordinary shares was best estimated as equal to the price at which the Company’s ordinary shares were sold in proximate bona fide arms-length transactions, including on May 6, 2017 and July 21, 2017, such price being $[*] per share.
On the basis of these arms-length transactions, the Company’s board of directors determined the fair value of the Company’s ordinary shares on each date of grant was $[*] per share. In approving each set of share option grants, the Company’s board of directors determined that, as of the grant date, no material business or market developments had occurred since the most recent share sale date of July 21, 2017 that would warrant a change in the valuation of the Company’s ordinary shares.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

July 3, 2018 Page 3

December 29, 2017 Share Option Grants
In December 2017, the Company obtained an independent third-party valuation of its ordinary shares as of December 29, 2017. The valuation performed first estimated the equity value of the Company on a stand-alone basis, using a combination of income and market valuation methods, before taking into account the Velocity Partners, LLC (“Velocity Partners”) acquisition.
The income approach is utilized to estimate value based on the present value of future after-tax cash flows that a company is expected to generate over a multi-year forecast period. These future cash flows were discounted to their present values using a 20% discount rate based on an analysis of the weighted-average cost of capital, as of the valuation date, and reflects the risks inherent in the cash flows. A terminal value was estimated and added to the present value of the discrete period cash flows to arrive at an indication of value.
The market approach is utilized to estimate the fair value of a company by applying market multiples of comparable publicly-traded companies in a similar line of business. The market multiples were based on relevant metrics implied by the price that investors have paid for the equity of publicly traded companies. When considering which companies to include as the Company’s comparable industry peer companies, the third-party valuation focused on publicly-traded companies that have operations in Europe and North America and were broadly comparable to the Company based on consideration of the industry, markets and services provided. From the comparable companies, representative multiples of forecasted revenue and EBITDA were determined and applied to the Company’s operating results to estimate the value of the Company. In addition, the market approach considered merger and acquisition transactions involving companies similar to the Company. Implied latest-twelve-month multiples of revenue and EBITDA were calculated for these transactions and then a representative multiple was applied to the Company’s business to arrive at an indication of value.
Taking a weighted-average of the income and market approaches, the valuation arrived at an estimated fair value of invested capital. The valuation then subtracted interest bearing debt to arrive at an equity value. Given the Velocity Partners acquisition closed on December 29, 2017, and was considered to be an arms-length transaction, the valuation concluded that it was appropriate to add the purchase price, net of contingent consideration, in estimating the fair value of equity of the overall business. The valuation reflected a discount for lack of marketability of 4.5%, based on an assumed near-term exit event in approximately six months.
On the basis of this valuation, the Company’s board of directors determined the fair value of the Company’s ordinary shares on the December 29, 2017 date of grant was $[*] per share.
Conclusions
The Company respectfully submits to the Staff that the increase in value of our ordinary shares between the December 29, 2017 share option grants and the Preliminary Price Range is reasonable for the following reasons:

•
The Company received an independent third-party valuation of its ordinary shares as of December 29, 2017 that indicated that the fair value of the Company’s ordinary shares on that date was $[*] per share.

•
The Preliminary Price Range necessarily assumes that an initial public offering has occurred and that a public market for the Company’s securities has been created, and, therefore, excludes any discount for lack of marketability for the Company’s ordinary shares, which was appropriately taken into account in the December 29, 2017 valuation.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

July 3, 2018 Page 4

•
The proceeds of a successful initial public offering would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets, as well as increased market visibility.

•
The difference between the December 29, 2017 valuation and the Preliminary Price Range is supported by the inherent uncertainty of completing a successful initial public offering or other exit event and the possibility that the actual initial public offering price could be substantially lower than the Preliminary Price Range recommended by the Representatives. Further, since the December 29, 2017 stock options were granted, recent public offerings by other companies have been consummated at favorable valuations and the trading price of the securities of such companies has generally been strong following the consummation of such offerings. These recent market developments have had a positive impact on the Company’s anticipated valuation, which is reflected in the Preliminary Price Range.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the Company’s initial public offering. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 500 Boylston Street, Boston, Massachusetts 02116.
Please contact the undersigned at (617) 937-2357 or Richard C. Segal at (617) 937-2332 with any questions regarding the above.

Very truly yours,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Mark Thurston, Endava Limited
Richard C. Segal, Cooley LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM